UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.     )*

Sorrento Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

83587F202

(CUSIP Number)

September 4, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83587F202	Page 2 of 21 Pages

1	NAME OF REPORTING PERSON SC Investments E Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,051,035 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,051,035 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,051,035 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.20% (2)
12	TYPE OF REPORTING PERSON PN

(1)

In its capacity as the direct owner of Common Stock Purchase Warrants exercisable within 60 days hereof for 3,051,035 shares of common stock, par value $0.0001 per share (the “Shares”) of Sorrento Therapeutics, Inc., a Delaware corporation (the “Issuer”).

(2)

All calculations of percentage ownership herein are based upon an aggregate of 138,600,957 Shares, which includes (i) 130,978,668 Shares outstanding as of August 13, 2019, as reported by the Issuer on its Proxy Statement on Schedule 14A filed with the United States Securities Exchange Commission on August 14, 2019 and (ii) 7,622,289 Shares issuable upon exercise of the Common Stock Purchase Warrants held by the Reporting Persons.

CUSIP No. 83587F202	Page 3 of 21 Pages

1	NAME OF REPORTING PERSON SC Investments NE Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,055,899 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,055,899 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,055,899 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.48%
12	TYPE OF REPORTING PERSON PN

(1)	In its capacity as the direct owner of Common Stock Purchase Warrants exercisable within 60 days hereof for 2,055,899 Shares.

CUSIP No. 83587F202	Page 4 of 21 Pages

1	NAME OF REPORTING PERSON OCSL SRNE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,905,572 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,905,572 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,905,572 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.37%
12	TYPE OF REPORTING PERSON PN

(1)	In its capacity as the direct owner of Common Stock Purchase Warrants exercisable within 60 days hereof for 1,905,572 Shares.

CUSIP No. 83587F202	Page 5 of 21 Pages

1	NAME OF REPORTING PERSON Oaktree Strategic Income II, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 609,783 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 609,783 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 609,783 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.44%
12	TYPE OF REPORTING PERSON PN

(1)	In its capacity as the direct owner of Common Stock Purchase Warrants exercisable within 60 days hereof for 609,783 Shares.

CUSIP No. 83587F202	Page 6 of 21 Pages

1	NAME OF REPORTING PERSON Oaktree Fund GP IIA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,106,934 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,106,934 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,106,934 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.68%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the duly elected manager of SC Investments E Holdings, LLC and SC Investments NE Holdings, LLC.

CUSIP No. 83587F202	Page 7 of 21 Pages

1	NAME OF REPORTING PERSON Oaktree Fund GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,106,934 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,106,934 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,106,934 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.68%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the managing member of Oaktree Fund GP IIA, LLC.

CUSIP No. 83587F202	Page 8 of 21 Pages

1	NAME OF REPORTING PERSON Oaktree Capital II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,106,934 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,106,934 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,106,934 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.68%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP II, L.P.

CUSIP No. 83587F202	Page 9 of 21 Pages

1	NAME OF REPORTING PERSON Oaktree Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,622,289 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,622,289 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,622,289 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.50%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P. and Oaktree Capital II, L.P.

CUSIP No. 83587F202	Page 10 of 21 Pages

1	NAME OF REPORTING PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,622,289 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,622,289 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,622,289 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.50%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the sole stockholder of Oaktree Holdings, Inc.

CUSIP No. 83587F202	Page 11 of 21 Pages

1	NAME OF REPORTING PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,622,289 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,622,289 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,622,289 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.50%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as duly elected manager of Oaktree Capital Group, LLC.

CUSIP No. 83587F202	Page 12 of 21 Pages

1	NAME OF REPORTING PERSON Oaktree Specialty Lending Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,905,572 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,905,572 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,905,572 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.37%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the managing member of OCSL SRNE, LLC.

CUSIP No. 83587F202	Page 13 of 21 Pages

1	NAME OF REPORTING PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,515,355 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,515,355 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,515,355 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.81%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the duly elected investment adviser of Oaktree Specialty Lending Corporation and Oaktree Strategic Income II, Inc.

CUSIP No. 83587F202	Page 14 of 21 Pages

ITEM 1.

(a)	Name of Issuer:

Sorrento Therapeutics, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

4955 Directors Place, San Diego, California 92121

ITEM 2.

(a)-(c)	Name of Persons Filing; Address of Principal Business Office; and Citizenship:

This Schedule 13G is being jointly filed by each of the following persons (collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(1)	SC Investments E Holdings, LLC, a Delaware limited liability company (“SC Investments E”);

(2)	SC Investments NE Holdings, LLC, a Delaware limited liability company (“SC Investments NE”);

(3)	OCSL SRNE, LLC, a Delaware limited liability company (“OCSL SRNE”);

(4)	Oaktree Strategic Income II, Inc., a Delaware corporation (“OSI II”);

(5)	Oaktree Fund GP IIA, LLC, a Delaware limited liability company (“GP IIA LLC”), acting in its capacity as the duly elected manager of SC Investments E and SC Investments NE;

(6)	Oaktree Fund GP II, L.P., a Delaware limited partnership (“GP II”), acting in its capacity as the managing member of GP IIA LLC;

(7)	Oaktree Capital II, L.P., a Delaware limited partnership (“Capital II”), acting in its capacity as the general partner of GP II;

(8)	Oaktree Holdings, Inc., a Delaware corporation (“Holdings, Inc.”), acting in its capacity as the general partner of OCM (defined below) and Capital II;

(9)	Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), acting in its capacity as the sole stockholder of Holdings, Inc.;

(10)	Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), acting in its capacity as the duly elected manager of OCG;

(11)	Oaktree Specialty Lending Corporation, a Delaware corporation (“OCSL”), acting in its capacity as the managing member of OCSL SRNE; and

CUSIP No. 83587F202	Page 15 of 21 Pages

(12)	Oaktree Capital Management, L.P., a Delaware limited partnership (“OCM”), acting in its capacity as the duly elected investment adviser of OCSL and OSI II.

The principal business address of each of the Reporting Persons is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”)

(e)	CUSIP Number:

83587F202

ITEM 3.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940, as amended;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act, as amended;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940, as amended;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.	Ownership.

(a)-(c)	Amount Beneficially Owned; Percent of Class; Sole or Shared Power to Vote or Direct the Vote:

The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.

SC Investments E directly holds Common Stock Purchase Warrants exercisable within 60 days of the date hereof for 3,051,035 Shares constituting 2.20% of the total issued and outstanding Shares and has the sole power to vote and dispose of such Shares when issued.

SC Investments NE directly holds Common Stock Purchase Warrants exercisable within 60 days of the date hereof for 2,055,899 Shares constituting 1.48% of the total issued and outstanding Shares and has the sole power to vote and dispose of such Shares when issued.

OCSL SRNE directly holds Common Stock Purchase Warrants exercisable within 60 days of the date hereof for 1,905,572 Shares constituting 1.37% of the total issued and outstanding Shares and has the sole power to vote and dispose of such Shares when issued.

CUSIP No. 83587F202	Page 16 of 21 Pages

OSI II directly holds Common Stock Purchase Warrants exercisable within 60 days of the date hereof for 609,783 Shares constituting 0.44% of the total issued and outstanding Shares and has the sole power to vote and dispose of such Shares when issued.

GP IIA LLC, in its capacity as the duly elected manager of SC Investments E and SC Investments NE, has the ability to direct the investment decisions of SC Investments E and SC Investments NE, including the power to vote and dispose of securities held by SC Investments E and SC Investments NE; therefore, GP IIA LLC may be deemed to beneficially own the Shares issuable to SC Investments E and SC Investments NE.

GP II, in its capacity as the managing member of GP IIA LLC, has the ability to direct the investment decisions of GP IIA LLC, including the power to vote and dispose of securities held by SC Investments E and SC Investments NE; therefore, GP II may be deemed to have indirect beneficial ownership of the Shares issuable to SC Investments E and SC Investments NE.

Capital II, in its capacity as the general partner of GP II, has the ability to direct the management of GP II’s business, including the power to direct the decisions of GP II regarding the vote and disposition of securities held by SC Investments E and SC Investments NE; therefore, Capital II may be deemed to have indirect beneficial ownership of the Shares issuable to SC Investments E and SC Investments NE.

Holdings, Inc., in its capacity as the general partner of OCM and Capital II, has the ability to direct the management of OCM’s and Capital II’s business, including the power to direct the decisions of OCM and Capital II regarding the vote and disposition of securities held by SC Investments E, SC Investments NE, OCSL SRNE and OSI II; therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of the Shares issuable to SC Investments E, SC Investments NE, OCSL SRNE and OSI II.

OCG, in its capacity as the sole stockholder of Holdings, Inc., has the ability to appoint and remove the directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the vote and disposition of securities held by SC Investments E, SC Investments NE, OCSL SRNE and OSI II; therefore, OCG may be deemed to have indirect beneficial ownership of the Shares issuable to SC Investments E, SC Investments NE, OCSL SRNE and OSI II.

OCGH GP, in its capacity as the duly appointed manager of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by SC Investments E, SC Investments NE, OCSL SRNE and OSI II; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Shares issuable to SC Investments E, SC Investments NE, OCSL SRNE and OSI II.

OCSL, in its capacity as the managing member of OCSL SRNE, has the ability to direct the investment decisions of OCSL SRNE, including the power to vote and dispose of securities held by OCSL SRNE; therefore, OCSL may be deemed to beneficially own the Shares issuable to OCSL SRNE.

OCM, in its capacity as the duly elected investment adviser of OCSL and OSI II, has the ability to direct the investment decisions of OCSL and OSI II, including the power to vote and dispose of securities held by OCSL SRNE and OSI II; therefore, OCM may be deemed to beneficially own the Shares issuable to OCSL SRNE and OSI II.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement, and such beneficial ownership is expressly disclaimed by each Reporting Person.

CUSIP No. 83587F202	Page 17 of 21 Pages

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

The information contained in Item 4 of this Schedule 13G is incorporated herein by reference.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 83587F202	Page 18 of 21 Pages

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 25, 2019

SC INVESTMENTS E HOLDINGS, LLC By: Oaktree Fund GP IIA, LLC Its: Manager By: Oaktree Fund GP II, L.P. Its: Managing Member

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

SC INVESTMENTS NE HOLDINGS, LLC By: Oaktree Fund GP IIA, LLC Its: Manager By: Oaktree Fund GP II, L.P. Its: Managing Member

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

OCSL SRNE, LLC By: Oaktree Specialty Lending Corporation Its: Managing Member By: Oaktree Capital Management, L.P. Its: Investment Adviser

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Senior Vice President

OAKTREE STRATEGIC INCOME II, INC.

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Secretary

CUSIP No. 83587F202	Page 19 of 21 Pages

OAKTREE FUND GP IIA, LLC By: Oaktree Fund GP II, L.P. Its: Managing Member

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

OAKTREE FUND GP II, L.P.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

OAKTREE CAPITAL II, L.P.

By: Oaktree Holdings, Inc.
Its: General Partner

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Senior Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Senior Vice President

CUSIP No. 83587F202	Page 20 of 21 Pages

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Senior Vice President

OAKTREE SPECIALTY LENDING CORPORATION

By: Oaktree Capital Management, L.P. Its: Investment Adviser

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Senior Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Senior Vice President

CUSIP No. 83587F202	Page 21 of 21 Pages

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.